

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 12, 2012

<u>Via E-mail</u>
Timothy C. Scott Ph.D.
President
Provectus Pharmaceuticals, Inc.
7327 Oak Ridge Highway, Suite A
Knoxville, Tennessee 37931

> **Re:** **Provectus Pharmaceuticals, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed March 14, 2012**
> **File No. 000-09410**

Dear Dr. Scott:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Signatures, page 39</u>

1. We note that your Form 10-K is not signed by anyone in the role of Principal Accounting Officer. We note that Peter R. Culpepper signed as your chief financial officer and principal accounting officer in your registration statement on Form S-3 filed on July 2, 2012. Please confirm that you will identify Mr. Culpepper or the current individual serving in that capacity in your next annual report on Form 10-K.

<u>Definitive Proxy Statement on Schedule 14A</u>
<u>Bonus Awards, page 11</u>

2. Please expand your discussion to explain the clinical trial development progress that was used in determining whether to award bonuses and how the Board of Directors used those accomplishments to determine the amount of the bonuses ultimately awarded.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Michael Rosenthall at 202-551-3674, Jennifer Riegel at 202-551-3575 or me at 202-551-3715 with any other questions.

Sincerely,

/s/ Jennifer Riegel for

Jeffrey Riedler
Assistant Director